November 2, 2016

JEFFREY R. VETTER	EMAIL JVETTER@FENWICK.COM Direct Dial (650) 335-7631

CERTAIN PORTIONS OF THIS LETTER AS SUBMITTED HAVE BEEN OMITTED AND SUBMITTED SEPARATELY TO THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER “[**].”

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Brian Cascio
Michael Fay
Russell Mancuso
Caleb French

Re:	Bloom Energy Corporation
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted August 12, 2016
CIK No. 0001664703

Gentlemen:

On behalf of Bloom Energy Corporation (the “Company”), we are concurrently transmitting herewith Confidential Submission No. 3 (the “Draft No. 3”) to the Registration Statement on Form S-1 (CIK No. 0001664703) confidentially submitted by the Company to the U.S. Securities and Exchange Commission (the “Commission”) on March 25, 2016 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated September 8, 2016 (the “Letter”). The numbered paragraphs below correspond to the numbered comments in the Letter; the Staff’s comment is presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the Draft No. 3 in paper format, marked to show changes from the Registration Statement as initially submitted.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures.

Because of the commercially sensitive nature of certain information contained herein, this letter is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

Summary Consolidated Financial and Other Data, page 12

1.	Please clarify for us why you do not include your redeemable noncontrolling interest in your consolidated balance sheet data and Capitalization Table.

In response to the Staff’s comment, the Company has revised its consolidated balance sheet data on page 15 and 52, and its Capitalization Table on page 42 to include noncontrolling interest.

Risk Factors, page 15

2.	Please expand your response to comment 19 to address the materiality of conflicts that could occur if limited resources affect your ability to complete installations or service the PPA entities. Also, please clarify how the periodic performance reports mentioned on page 23 of your response letter make immaterial the risks related to potential conflicts (1) between your obligations to your shareholders and the PPA entities when enforcing your commitments under the PPA and related agreements, and (2) among PPA entities. We note that on page 47 of your response letter you indicate that you control virtually all activities of the PPA entities without approval or consent of the outside investor, that the investor or lenders do not have the unilateral right to remove the company from its managing role, and that you control the strategic operating direction and assets of the PPA entities.

The Company believes that potential conflicts of interest that may arise as a result of resource limitations are mitigated to a large extent as a result of the following: The Company’s obligations are set forth in binding contracts between the Company and the applicable PPA entity, and the PPA entity may terminate the contract and seek remedies in the event of a breach; in this respect, the PPA entities are on essentially equal footing with any of the Company’s other customers that have purchased Energy Servers. Furthermore, the Company notes that with respect to installations, the customers of all of the PPA entities except for PPA V have been installed and the Company does not foresee a situation where there might exist multiple PPA entities in the future that had conflicting demands on installations; rather the Company would use only a single PPA entity at a time for new customers until it had reached the capacity of the PPA entity.

With respect to the statement that the Company “exercises control over virtually all of the activities of PPA entities without approval by or consent of the applicable outside investor”, the Company refers the Staff to a subsequent sentence in the Company’s response to comment 58 from the Company’s response letter to the Staff dated August 12, 2016 (the “August 2016 Correspondence”), where it is noted that “the partnership agreement provides certain protective rights to the outside investors and explicitly provides a list of activities that need the consent of the investors such as … modifying the terms of the financing documents, among others …”. Among the actions that require the approval of the outside investors are the granting of any waivers of a material right held by the applicable PPA entity. So while the Company controls the day-to-day operations of the PPA entities, with this consent requirement, the performance reports that the Company delivers to the PPA entities provide sufficient information to the investors to determine whether the Company is meeting its performance obligations and therefore mitigates any potential conflicts of interest, because the outside investors would then have the ability to prevent the Company from modifying or waiving its obligations under the agreements.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

Among the Company’s other obligations as the managing member and administrator of each PPA entity, the Company is obligated to enforce all of the Project Company’s rights against contract counterparties, including any rights regarding the Energy Servers’ failure to perform to the warranted levels. A failure to enforce these rights constitutes a default of the Company’s obligations, giving the applicable outside investor(s) the right to remove the Company as managing member and administrator and engage a replacement service provider to perform these duties. While the investors cannot simply remove the Company as the managing member and administrator unilaterally, there are mechanisms in place for the investors in the PPA entities to remove the Company should it not be in compliance with any contractual obligations to the PPA entity.

Accordingly, by (a) providing the PPA entities’ outside investors with sufficient information to allow such investors to determine whether the PPA entity has a warranty claim under the applicable O&M Agreement, (b) requiring investor consent to any waiver of a material right of the PPA entities, (c) contractually requiring the Company to enforce all material rights of the PPA entities, including rights under the O&M Agreements, and (d) providing a right to replace the Company as the managing member and administrator of the PPA projects, the Company believes that the PPA financing documents help to mitigate any conflicts of interest by constraining the Company’s ability to waive compliance with its contractual performance obligations under the O&M Agreements.

If our estimates of useful life …, page 16

3.	We note your response to comment 24. Given your disclosure regarding early generation servers failing to meet warranties if not decommissioned, please clarify in your disclosure the extent of the current installations using those servers.

In response to the Staff’s comment, the Company has revised its disclosure on page 18 of Draft No. 3 to clarify the extent of current installations using early generation servers.

Our business currently depends on the availability of rebates …, page 17

4.	We note your response to comment 3. Please disclose the percentage of your business derived from customers benefitting from the California Self Generation Incentive Program.

In response to the Staff’s comment, the Company has revised its disclosure on page 19 of Draft No. 3 to disclose the percentage of the Company’s business derived from customers benefitting from the California Self Generation Incentive Program.

Current or future litigation or administrative proceedings …, page 27

5.	We note your response to comment 8. Please briefly highlight the nature of the law that allowed your arrangement. Ensure that your disclosure makes clear the nature of the dispute.

In response to the Staff’s comment, the Company has revised its disclosure on page 28 of Draft No. 3 to clarify the nature of the law that allowed this arrangement and the nature of the dispute.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

The Company supplementally advises the Staff that the referenced litigation was settled in 2015, and the Company was not named as a party in the matter. Rather, the Company cited this past litigation as an example of the kind of litigation has occurred in the past to illustrate the fact that “purchases of our product have also been the subject of litigation.”

Capitalization, page 40

6.	In response to comment 12 you indicate that the warrant liability was eliminated in the pro forma column. Please tell us the change that you made since the warrant liability is still included in the pro forma column.

In response to the Staff’s comment, the Company has revised its presentation of warrant liability in the pro forma column of the table on page 42 of Draft No. 3 to exclude warrants that are mandatorily convertible upon an initial public offering. In addition, the Company advises the Staff that warrants to purchase up to 1,141,184 shares of preferred stock will remain outstanding following the initial public offering (IPO). According to the terms of these warrants, upon effectiveness of an IPO, these warrants will automatically convert into warrants for that number of shares of common stock that would have been received had the warrants been exercised in full prior to the effectiveness of an IPO and the preferred stock received thereupon had simultaneously been converted into common stock at the effective date of the IPO. Accordingly, the Company believes it is appropriate to reflect a warrant liability associated with these warrants. The Company confirms that the warrant liability set forth in the table does not include any warrant liability for warrants that will expire upon the occurrence of the IPO.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 48

7.	We note your response to comment 15. Please disclose the portion of your revenue attributable to each payment option during each period presented. Discuss the extent that previously existing arrangements or new sales or installations contributed to the changes in revenue from each such option. Also discuss any material changes in margins from sales related to each payment option during the periods presented.

In response to the Staff’s comment, the Company revised its disclosure on page 58 to provide the portion of the Company’s acceptances attributable to each payment option for the annual periods ended December 31, 2014 and December 31, 2015. The Company intends to add to the Registration Statement the portion of acceptances attributable to each payment option for the most recent period in a subsequent submission. Changes in revenue period over period are largely driven by the individual deal volume and the customer purchase option selected, as well as the revenue recognition methodology associated with that acceptance. Further, margin from sales related to each payment option changes over periods mainly due to the Company’s cost reduction activities. The payment option itself does not have a material impact on margins, except insofar as margin is recognized up front for direct sales and leases and margin is recognized over time for managed services and certain PPA leases.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

8.	We note your response to the second sentence of comment 25. Given the nine-to-twelve month installation period mentioned on page 18, please tell us whether margins associated with your backlog will differ materially from the reported margins for the periods presented, assuming backlog is installed over the next year.

In response to the Staff’s comment, the Company advises the Staff that it does not believe that margins associated with backlog will differ materially from the reported margins for the periods presented. The Company acknowledges that in any given period there may be differences mainly due to factors such as individual deal mix, forward-pricing schedules, customer purchase options and related timing of revenue recognition, timing of introduction of new technologies, cost reductions and capacity utilization of the Company’s manufacturing operations

However, the Company believes it is able to reasonably estimate future margins based on its forecasted costs and does not expect margins associated with backlog will differ materially from the reported margins.

9.	Please discuss the declining fuel revenue mentioned in the last sentence of the second full paragraph on page 44 of your response letter.

The Company advises the Staff that the Company does not currently procure fuel for its end customers other than in the PPA I project, and with the PPA I decommissioning, the PPA I fleet is gradually getting smaller causing fuel revenue to decline from prior periods. The Company does not expect fuel to be a material part of the Company’s revenue now or in the future.

10.	Please tell us how the decreases in grants and incentive program cash flows and decreases in contracted electricity purchase rates mentioned on page 49 of your response letter are reflected in your prospectus. Also provide us your analysis of whether any of those decreases or the increased maintenance costs mentioned on that page 49 are trends that Regulation S-K Items 303(a)(2) or (3) require to be disclosed and described.

In response to the Staff’s comment, the Company has revised its disclosure regarding factors affecting its future performance on page 71 of Draft No. 3 to provide trend disclosure regarding maintenance costs.

The Company supplementally advises the Staff that the decrease in incentives cash flow mentioned in the Company’s response relates specifically to the difference in treatment under ASC 840 between US Treasury Grants (cash grants) issued under Section 1603 of the American Recovery and Reinvestment Act of 2009 received for PPA I and PPA II and Investment Tax Credits (ITC or tax credits) received for eligible property under Internal Revenue Code Section 48 for all subsequent PPA entities. Since the PPA entities were the beneficiary of the cash grants and received the cash grant proceeds, the cash grants received were included in the 90% test in the determination of whether the lease was classified as an operating lease or a sales type lease (capital lease). In the case of ITC, since the PPA entity is classified as a partnership for U.S federal income tax purposes, it is the partners in the PPA entity that received the benefit of the tax credits and not the PPA entity itself. Since no benefit or cash was received by the PPA entity in the case of ITC, the ITC benefit was not included in the 90% test in the determination of whether the lease was classified as an operating lease or a sales type lease (capital lease) resulting in a decrease in incentive grants and incentive program cash flows. The Company discusses incentive risk in the Registration Statement under “Risk Factors—Risks Relating to Our Business and Industry—Our business currently depends on the availability of rebates, tax credits and other financial incentives. The reduction, modification, or elimination of government economic incentives could cause our revenue to decline and harm our financial results.”

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

The Company further advises the Staff that the decrease in repeat customers’ contracted electricity purchase rates from earlier PPA entities to later PPA entities was expected and planned for in the overall economics of the later PPA entities. The decrease in contracted electricity purchase rates generally occurs as the Company’s installed base with a particular end customer with multiple locations continues to penetrate the available and economically feasible customer locations. The Company’s contracted electricity rates need to be competitive with the amounts charged by the local utilities at each location. Generally higher utility rate regions are contracted and installed first followed by lower utility rate regions, if the customer continues to expand use of the Energy Servers. These decreases in electricity rates could impact the Company’s revenue per kilowatt, but given the Company’s cost reduction efforts the Company does not believe that this trend will have an impact on its results of operations.

Purchase Options, page 49

11.	We note the information in your response to comment 15 and in the penultimate paragraph on page 47 of your letter. Please revise your disclosure to state clearly the nature of each type of warranty, guarantee or commitment that your arrangements provide to another party and the extent of your potential liability related to each such obligation, as well as your obligations upon termination of an arrangement. Include any obligations if a party does not receive intended tax or other incentives. Also, if installations are not achieving the warrantied performance levels, please describe the extent of such non-achievement and your related obligations.

In response to the Staff’s comment, the Company has revised its disclosure on pages 63 to 70 to clarify the nature of the warranties, guarantees and commitments, and the extent of any non-achievement of warrantied performance levels and the Company’s related obligations.

The Company supplementally advises the Staff that, as set forth in the revised disclosure, in the event that an Energy Server falls below its warranted performance level, the Company has an obligation to remediate such circumstance. In the event that the Company fails to timely remediate, the Company is obligated to repurchase the Energy Server. To date, the Company has been successful in any remediation efforts that have been required, and has never been required to repurchase an Energy Server.

Purchase and Lease Programs, page 49

12.	We note your response to comment 16. Please revise an appropriate section of your disclosure to indicate the duration of the leases.

In response to the Staff’s comment, the Company has revised its disclosure on pages 59 and 60 of Draft No. 3 to disclose the duration of the Company’s traditional leases and managed services leases, respectively. The Company notes to the Staff that the Company has already disclosed a range for the duration of the Company’s Bloom Electrons arrangements, which appears on page 62 of Draft No. 3.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

Bloom Electrons Financing Program, page 51

13.	We note your response to comment 17. However, your disclosure continues to use vague language to describe risks to your business. For example, the first risk factor on page 16 refers to “certain conditions” on funding for new PPAs and does not clarify the conditions to your leasing partners’ financing of your lease operations. Please revise for clarity.

In response to the Staff’s comment, the Company has revised its disclosure on page 17 of Draft No. 3 to clarify the risk relating to the Company’s need for third-party financing, and has also revised its disclosure throughout Draft No. 3 to clarify.

14.	Given your disclosure regarding your potential obligations to entities related to your PPA agreements, please expand your response to comment 17 to demonstrate how your obligations related to PPA IIIa and IIIb are not material.

The Company advises the Staff that based on further review, and in response to the Staff’s comment 17 from the August 2016 Correspondence, the Company has determined to file as exhibits to Draft No. 3 the agreements that establish its obligations to the PPA entities and the PPA entities’ obligations to the Company in respect of the PPA IIIa and PPA IIIb projects.

15.	We note your disclosure in response to comment 28 regarding the dollar amount of additional revenue that PPA II must generate before the flip. Given your response to comment 60, please disclose when that amount of revenue will be generated, subject to potential termination. Also, given your reference to a fixed dollar-per-kilowatt on page 54, please provide us a table that shows the amount of cash to be received from your lease arrangements and PPA entities during each year of their contractual term, indicating separately the cash flow to you and to the other investors in the PPA entity.

The Company acknowledges the Staff’s comment and has updated the disclosure on page 62 to include the date through which the PPA II revenue must be generated. Also, the below table shows the amount of cash expected to be received from the Company’s lease arrangements in its PPA entities during each year of their contractual term and the cash flows to the Company and to the tax equity investors.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

	PPA2			PPA3a			PPA3b			PPA4			PPA5
	Customer receipts	Dist. to BE*	Dist. to TE**	Customer receipts	Dist. to BE*	Dist. to TE**	Customer receipts	Dist. to BE*	Dist. to TE**	Customer receipts	Dist. to BE*	Dist. to TE**	Customer receipts	Dist. to BE*	Dist. to TE**
2016	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2017	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2018	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2019	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2020	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2021	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2022	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2023	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2024	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2025	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2026	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2027	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2028	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2029	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2030	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2031	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2032	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2033	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]
2034	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

Total	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]	[**]

*	BE = Bloom Energy
**	TE = Tax Equity Investor
***	Please note that 2016 only includes forecasted amounts for Jul-Dec.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

Obligations under Bloom Electrons, page 53

16.	We note your revised disclosure in response to comment 52 that your O&M Agreement obligates you to repurchase the Energy Servers under certain circumstances. Please clarify the specific circumstances and your accounting treatment for this repurchase provision.

The Company acknowledges the Staff’s comment, and refers the Staff to the disclosure added by the Company to Draft No. 3 on pages 63 to 70 in response to the Staff’s comment 11, in which has been included more details of the Company’s warranties to each of its PPA entities, including the efficiency warranties and the quarterly and annual performance warranties that would require the Company to repurchase underperforming Energy Servers. The Company has a repurchase obligation to a PPA entity in the event it fails to pay any required warranty payment. In addition, if an offtake agreement is terminated by a customer in the event the applicable PPA entity fails to achieve its warranted performance, the Company has a repurchase obligation. Since its inception, the Company has never had to make a repurchase. Since the Company has the ability to control the remediation efforts pertaining to any warranty obligation as well as the ability to control any warranty payment, the Company believes the probability of this event occurring is remote and the Company has no reason to believe that it will be required to repurchase any Energy Servers in the future. Therefore, the Company has not accrued any reserves against product revenue to cover a repurchase of Energy Servers.

Term; Early Termination, page 55

17.	Please reconcile your disclosure in this section with your response to comment 18 regarding the amount of the liquidated damages payment upon termination.

In response to the Staff’s comment, the Company has revised its disclosure on page 68 of Draft No. 3 to clarify the calculation of the ‘termination value’ payment upon termination.

Delivery and Installation …, page 57

18.	We note your response to comment 22. Please revise your disclosure to clarify what you mean by “gross bookings” and how that differs from revenue. Also clarify in your disclosure (1) how the mix of customer purchase options has changed and affected the backlog disclosed, and (2) why you cannot disclose the portion of backlog not reasonably expected to be filled within the current fiscal year. Ensure that your disclosure required by Regulation S-K Item 101(c)(1)(viii) is “as of a recent date.”

The Company advises the Staff that “Gross Bookings” refers to the total dollar amount of any customer product sales orders received for which the Company has a signed contract adjusted for customer cancellations. The Company discloses backlog, which is a result of bookings, less orders accepted and less site cancellations. Therefore, the Company does not intend to disclose bookings.

In response to the Staff’s comment, the Company has revised its disclosure on page 58 of Draft No. 3 to clarify how the mix of customer purchase options has changed and affected backlog. In addition, the Company has revised its disclosure on page 70 to clarify that the Company expects to fulfill its backlog over a period greater than one year.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

Key Operating Metrics, page 58

19.	Please expand your response to comment 23 to tell us the number of new installations represented by the disclosed 100 kW systems for each of the periods presented where this information is available. Also tell us how you considered whether investors can draw accurate conclusions regarding the development of your business from the information presented in this section; for example, if a substantial portion of the installations in a given period was from one installation or from additional systems installed at an existing installation, it is unclear how information merely regarding the number of systems accepted reflects those developments.

The Company uses acceptances in 100 kW equivalents as the primary unit of measure to gauge the success of the Company’s business as it is directly related to the cash inflow to the Company and market penetration of the Company’s product. The Company makes internal operating decisions based on this metric and the pace of growth in the Company’s acceptances in terms of systems provides key insight into the Company’s operations and the amount of electricity generating capacity at customer sites. Individual sites can have varying levels of electricity generating capacity, so the Company is indifferent whether it is installing more systems at an existing or a new customer site. Therefore, the Company believes acceptances measured in 100kW equivalents directly correlates to Company’s performance and reported results. The Company advises the Staff that historically it has had a small number of add-on sales at existing sites. Instead, add-on sales to existing customers most typically are in the form of installation of Energy Servers at new locations for the customer. In addition, the Company notes the disclosure on page 116 of Draft No. 3 which addresses repeat orders.

PPA I Decommissioning, page 60

20.	Please tell us the portion of your existing PPA arrangements that you have renegotiated to date. Describe for us the effect of the material changes in the renegotiated arrangements relative to the previously existing arrangements, and tell us what will happen to the remaining existing arrangements if the renegotiations are not successful.

As of June 30, 2016, the Company has renegotiated offtake agreements from the Company’s PPA I project constituting 12.9 megawatts of Energy Servers, leaving 11.6 megawatts of Energy Servers deployed under the original offtake agreements for such project, and are in discussions regarding the renegotiation of all remaining offtake agreements pertaining to such project. In each case where the Company has successfully renegotiated the terms of these contracts, the Company has agreed with the applicable offtake customer to terminate its obligations under the original contract in connection with the replacement of the earlier generation Energy Servers with

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

latest generation Energy Servers under a new offtake agreement, either pursuant to one of the Company’s existing PPAs as described on pages 61 to 70 of Draft No. 3 or under the managed services (sale-leaseback) program. As of June 30, 2016, the Company had materially converted five of PPA I’s nine offtake customers to new offtake agreements under alternative structures, as set forth in the table below:

Customer	Total MW in PPA I offtake agreement	Replacement Structure	Total MW under new offtake agreement

1	[**]	[**]	[**]

2	[**]	[**]	[**]

3	[**]	[**]	[**]

4	[**]	[**]	[**]

5	[**]	[**]	[**]

In the event that the Company is unable to renegotiate the terms of any of the remaining offtake agreements, the Company will assess the costs of servicing the earlier generation Energy Servers and the expected benefits of continuing to operate such Energy Servers and make a determination regarding whether such continued operation is economically beneficial to the Company. In January 2016, the Company completed the repurchase of all equity interests in the PPA I project held by outside investors, such that the Company is not required to obtain the consent of any outside investors (such as if performance warranties must be waived under the operating agreement for PPA I) in determining the preferred approach in this regard.

21.	Given your disclosure on page 52 regarding 100% of any remaining PPA I cash flows, please compare for us the amount of cash flow that you have received from PPA I before and after the decommissioning.

The Company acknowledges the Staff’s comment and advises that the amount of cash received from PPA I before the decommissioning was $[**] million and after the decommissioning was $[**] million.

22.	Please reconcile the amount of PPA I megawatts mentioned in your response to comment 24 and your disclosure on page F-34.

The Company advises the Staff that of its total current system fleet comprised of 208 megawatts, first and second generation Energy Servers accounted for approximately 69 megawatts as of June 30, 2016. With respect to first and second generation Energy Servers deployed in the PPA entities, as of June 30, 2016, PPA I’s [**] megawatts are [**] of first and second generation Energy Servers, PPA II contains [**] megawatts of first and second generation servers out of a total fleet size of [**] megawatts, and PPA IIIa contains [**] megawatts of first and second generation servers out of a total fleet size of [**] megawatts. There are no specific contractual obligations as to the timing of the upgrading of its fleet from its first and second generation

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

Energy Servers. However, the Company’s customers may choose to decommission their existing installments at any time and purchase new systems. Therefore, the Company does not have a schedule as to when the remaining first and second generation Energy Servers will be upgraded, if at all.

Total Cost of Revenue and Gross Profit (Loss), page 65

23.	Please clarify how the “ordinary course of business” results in a decrease in service costs associated with ongoing operations and maintenance of deployed servers.

In response to the Staff’s comment, the Company respectfully advises that service costs during the six months ending June 30, 2016 were lower than service costs during the six months ending June 30, 2015 primarily due to the replacement schedule of major components during the ordinary course of business. This schedule during the ordinary course of business is not linear and is driven by multiple factors such as the timing of original systems deployed, material costs of the parts replaced, the expected life of the servers deployed, and other site-level conditions impacting the performance of the servers. Therefore, service costs could be higher or lower in a given period, depending on these factors.

Other Income and Expenses, page 66

24.	Please clarify what you mean by “assets related to [y]our supply chain” and discuss the causes of the “writedown.”

In response to the Staff’s comment, the Company respectfully advises that the Company has invested in several companies related to its supply chain and distribution in Japan to assist those companies in developing their manufacturing and distribution processes to meet the Company’s needs. The investments are recorded as other long-term assets and were valued at $6.3 million as of June 30, 2016. The investments are accounted for under the equity method and the gains and losses are recorded as other income and expense within the consolidated statement of operations. Due to a lower number of transactions than expected in Japan, the carrying value of the investment declined and a loss on investment was recorded in other expense, net.

25.	We note your risk disclosure on pages 30 and 31 regarding covenants in your debt agreements. Please provide us your analysis of the extent that these covenants are restricting or are likely to affect your financial flexibility. Also ensure that your disclosure clarifies which debt obligations include cross-default and cross-acceleration provisions.

The debt agreements entered into by the Company’s PPA entities are commonly known as “non-recourse” debt obligations, such that (as indicated on pages 34, 62, 63, 65, and 87 of Draft No. 3), the Company has no primary liability for the debts or obligations of the PPA entities. As is typical in non-recourse financings, the debt agreements entered into by the PPA entities do not impose restrictions on the Company’s financial flexibility or contain cross-default or cross-acceleration provisions as to debt or other obligations of the Company.

In addition, the Company has revised its disclosures on pages 86 through 89 of Draft No. 3 to clarify which other debt obligations do include cross-default or cross-acceleration provisions.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

PPA Entities’ Indebtedness, page 72

26.	Please clarify your disclosure regarding the term conversion date in the first full paragraph on page 74 to address the information in the third and fourth full paragraphs on page 15 of your response letter.

In response to the Staff’s comment, the Company has revised its disclosure on page 89 of Draft No. 3 to provide that the conversion of the construction loan into a term loan is not permitted if there has been a default under the construction loan during the construction period or in the event the Company fails to install the required amount of megawatts of Energy Servers by January 31, 2017.

27.	Please disclose the material circumstances in which material debt must be repaid in advance of maturity. We note for example the information in the first full paragraph on page 31. Also tell us how the potential acceleration is reflected in your disclosure in the table on page 77.

Pursuant to the loan documents entered into by the applicable Project Company in connection with each of PPA II, PPA IIIa, PPA IIIb, PPA IV and PPA V (“Leveraged Projects”), such Project Company may be required to prepay some or all of the then-outstanding debt associated with the applicable PPA project (“Project Debt”) in certain circumstances, including the following:

Default: As a general matter, the lenders associated with each PPA project may require the immediate repayment of all outstanding debt upon the occurrence of an event of default by the Project Company under the loan documents. Events of default are contractually negotiated on an individual basis in each project, but typically include (i) failure to pay when due any sums owed under the loan documents, (ii) the untruth or inaccuracy of material representations and warranties made by the Project Company under the loan documents, (iii) the failure to perform any covenants of the Project Company under the loan documents, (iv) bankruptcy events of the Project Company and (v) loss or abandonment of project assets, including by eminent domain.

Trapped Cash: As previously described in the Company’s response to comment 15 in the August 2016 Correspondence, the revenues generated by each of the Leveraged Projects is subject to a “payment waterfall”, with the equity investors entitled to “Distributable Cash” only after satisfaction of all higher-priority payment obligations. In addition, the Project Debt documents also require that certain “Distribution Conditions” be satisfied prior to the payment of Distributable Cash to the equity investors. These Distribution Conditions are negotiated individually for each Leveraged Project, but in each case include (i) absence of defaults, and (ii) satisfaction of minimum debt service coverage ratios. In the event that there is Distributable Cash remaining after the payment of all higher-priority payment obligations but the applicable Distribution Conditions are not satisfied, the applicable funds are deposited into a “Distribution Suspense Account” and remain in such account until the Distribution Conditions are subsequently satisfied. In the event that any funds have been on deposit in the Distribution Suspense Account for four (4) consecutive calendar quarters, the Project Company is obligated to use such “Trapped Cash” to prepay the Project Debt.

Proceeds of Insurance: The Project Debt documents associated with the Leveraged Projects require that any proceeds of casualty insurance maintained with respect to the project assets be used to prepay the Project Debt unless such funds are used to repair or replace the applicable assets.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

Warranty Proceeds: The Project Debt documents associated with the Leveraged Projects require that any funds paid by the Company to the applicable Project Company in connection with the refund claims for failure to meet the capacity warranty or efficiency warranty set forth in the O&M Agreement be used to prepay the Project Debt.

Termination Value Payments: The Project Debt documents associated with the Leveraged Projects require that any funds received by the Project Entity from a PPA Customer as a “termination value” payment (as discussed in the Company’s response to comment 18 in the August 2016 Correspondence) be used to prepay the Project Debt.

Asset Sales: The Project Debt documents associated with the Leveraged Projects require that any funds received by the Project Company in connection with the sale of any project assets be used to prepay the Project Debt.

In addition to the above, the Project Debt documents associated with each of the Leveraged Projects may require prepayments in specific instances specified in such Project Debt documents. See the Company’s response to comment 15 in the August 2016 Correspondence for more details regarding additional material prepayment obligations associated with PPA II, PPA IIIa, PPA IIIb, and PPA V.

In respect of the third sentence in the Staff’s comment above, the Company has revised its disclosure on page 92 of Draft No. 3 to include a footnote to the contractual commitments table to reflect recourse debt instruments subject to cross-acceleration provisions.

Contractual Obligations, page 77

28.	We note your response to comment 29 and the first full risk factor on page 23. Please tell us how your contractual obligations table reflects the long-term, fixed commitment supply agreements mentioned in that risk factor.

In response to the Staff’s comment, the Company advises the Staff that, the Company has entered into long-term supply agreements with certain suppliers. However, while some of these supply agreements provide for fixed or inflation-adjusted pricing and substantial prepayment obligations, there are no fixed minimum purchase commitments, and accordingly the Company has not reflected these supply agreements in the contractual obligations table.

PPA Sales, page 81

29.	Please reconcile the sum of the components of electricity sales mentioned on page 82 with the information in the table on page 65.

In response to the Staff’s comment, the Company advises the Staff that the service revenue mentioned on page 97 of Draft No. 3 is a component of electricity sales, and is included in electricity revenue on page 77 of Draft No. 3, as set forth below.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

For clarity, the Company provides the following example reconciliation for the six months ending June 30, 2015 and 2016.

Page 97 PPA Sales Summary (in millions):

	Six Months Ended June 30,
	2015	2016
Page 97 PPA service revenue as part of the consolidated service revenue on page 77	$5.3	$4.4

Fuel Revenue	1.9	1.4
Interest Revenue	1.2	0.8
Operating Lease Electricity Revenue	4.4	12.5
Tariff Revenue	18.7	18.1

Page 97 PPA revenue components reconciled to page 77 electricity revenue	$26.2	$32.8

Incentives and Grants, page 83

30.	Please discuss the total dollar amount that is subject to recapture. Also, clarify who is responsible for satisfying the recapture obligation. Given your disclosure on page 17 that the “tax equity investors” receive substantially all of a project’s tax benefits, it is unclear why you are paying the recapture refunds in connection with the PPA I decommissioning.

The Company supplementally advises the Staff that the total U.S. Treasury cash grants subject to recapture is $[**] million. As part of the PPA I decommissioning, the Company entered into the “Purchase and Sale of Membership Interests Agreement”, effective as of January 29, 2016, by and between PPA I’s tax equity investor (Mehetia Inc.) and the Company. This agreement provides for the indemnification by the Company of Mehetia from and against the entirety of any adverse consequences, which include ITC recapture. The Company negotiated the consideration in buying Mehetia’s interest in PPA I in the form of a $25 million 5% Note. As a result of this agreement, the Company has assumed the ITC recapture obligations.

Business, page 92

31.	We note your response to comment 5 regarding your mining operations that ceased on April 1, 2016. Please provide us your analysis of whether this history must be disclosed per Regulation S-K Item 101(a) and whether any material risks for potential liabilities relating to this business remain.

The Company acknowledges the Staff’s comment, and advises the Staff that prior to April 1, 2016, a subsidiary of the Company operated a scandium mining operation in the state of Montana pursuant to a lease. The operation did not involve any actual mining, but rather entailed a physical treatment to upgrade the scandium concentration in tailings left on the mine’s surface

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

from past mining operations not related to the Company. During the entire period of such activity, such mining operation was not a significant source of expenditure or cost for the Company, nor were there any fatalities, health, safety, environmental or other violations or citations, or any material legal or regulatory actions related to such mining operation. On April 1, 2016, the Company, terminated its lease, ceased operations and performed all restorations required by the Montana Department of Environmental Quality. The Company’s only remaining obligation under the lease is to ensure seedling and plant growth to prevent erosion control for a period of three years from the date of termination of the lease. As of June 30, 2016, the Company retained no material liabilities or contingent liabilities related to such operation. In light of the foregoing, the Company does not believe that a description of such past operation would be material to an investor, and does not propose to include disclosure thereof in the Registration Statement.

32.	Please tell us the terms and significance of the Memorandum of Understanding mentioned in your August 22, 2016 press release.

In response to the Staff’s comment, the Company advises the Staff that the Memorandum of Understanding entered with GAIL (India) Limited (“Gail”) and announced by press release on August 22, 2016 (the “MOU”) is a non-binding agreement to consider potential future operations of the Company’s business in India. In particular, pursuant to the MOU, the Company and Gail would work towards an arrangement pursuant to which Gail would build the gas infrastructure and supply the gas for customers purchasing Energy Servers. The MOU imposes no obligations or covenants on, and does not bind, the Company in any respect. Accordingly, at this point in time, the Company does not view its entry into the MOU as a material event.

Sustainability, page 97

33.	Please tell us whether the 52% efficiency mentioned in your response to comment 38 represents the typical efficiency of your products installed to date. Also, if the performance statistics that you disclose in this section are not based on statistically significant testing of actual performance of your product, please revise your disclosure to clarify.

In response to the Staff’s comment, the Company respectfully advises the Staff that based on statistically significant data from customer sites across the United States, the Company’s average efficiency is greater than 52%. The Company analyzed an aggregate of [**] months of data, reflecting the [**] of the Company’s stack technology, across [**] unique sites. Across these sites, total energy output and total gas input were used to calculate efficiency, resulting in a [**]% average. The foregoing calculation does not include data [**], as these represent approximately [**]% of our existing fleet and we do not believe they reflect the current or future levels of expected performance.

The calculation by which efficiency is derived is as follows:

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

34.	Please reconcile the last paragraph of your response to comment 38 with any payments made under your performance or efficiency guarantees.

In response to the Staff’s comment, the Company respectfully advises the Staff that while average efficiency is typically greater than 52% (as noted in response to comment 33), there can be 6-month or 12-month periods during which efficiency may fall below the 52% efficiency guarantee before fuel cell modules are replaced. When this is the case, a payment is made to the customer which is intended to reimburse them for the additional gas volumes required to operate the fuel cell below the guaranteed level.

From January 1, 2014 through June 30, 2016, efficiency payments totaled only $0.5 million in the aggregate. Substantially all of these payments were made to customers who purchased the Company’s first generation product, the ES-5000, and only $0.1 million in efficiency payments have been made to customers with the Company’s second or third generation product, indicative of the improved performance of the later stack technologies.

Factors Driving Customer Adoption, page 97

35.	We note your response to comment 39. Please clarify the extent of the efficiency of your product in field operation versus the “traditional power plants” mentioned on page 97.

In response to the Staff’s comment, the Company respectfully advises the Staff that its current Energy Server product efficiency ranges from 5,811 Btu/kWh to 7,127 Btu/kWh. In comparison, per the U.S. Energy Information Administration, average operating heat rates for selected energy sources in 2014 were as follows:

Energy Source	Heat Rate (Btu/kWh)
Coal	10,428
Petroleum	10,814
Natural Gas	7,907
Nuclear	10,459

Source: http://www.eia.gov/electricity/annual/html/epa_08_01.html

Our Growth Strategy, page 98

36.	Please expand your response to comment 40 to tell us whether the greater than 99.99% reliability and availability disclosed on page 104 is supported by statistically significant long-term testing. Also clarify in your prospectus how the disclosed beginning-of-life efficiencies change over time; provide us your analysis of the extent to which those changes affect the risk of payment under your performance guarantees.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company currently has three mission critical data center deployments: [**] in [**], [**] in [**], and [**] in [**]. The deployment in [**] has been in operation since [**], and therefore has nearly three years of runtime, while the two sites in [**] were commissioned in [**]. The three sites together have been operating for greater than [**]. Through analysis of each site, the Company found that

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

availability has been 100% for these 51,000+ hours of combined operation. Availability has been defined as the constant supply of power to a customer’s critical load measured over a 5-minute interval.

The reliability and availability of the Company’s systems are not related to the efficiency of the systems, as a system can constantly be running, but potentially operating at a lower efficiency level. The efficiency does decrease over time, but performance can be maintained in the 65% to 53% range to ensure the systems stay above the minimum warranty requirements. Because the Energy Servers are composed of multiple power modules containing many fuel cells, we believe this efficiency can be achieved through the maintenance of the servers by replacing power modules as needed. However, if performance were to decline below specified levels, the Company would be obligated to make performance guarantee payments.

Data Centers, page 101

37.	Please reconcile your response to comment 41 which indicates that the customer-commissioned university study projected expected reliability rates with your disclosure on page 101 regarding the study finding what the reliability of your product was. Also, (1) tell us how your disclosure reflects the last sentence of page 18 in Tab 20 of the supplemental information you provided to us, and (2) reconcile the first sentence of your response to prior comment 41 with statements made in Tab 20.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company revised page 116 to clarify the results of the university study.

Further, two studies were performed for the eBay project. The studies each used standard industry accepted methodologies for calculating reliability which can be done either using field data or statistical modeling.

The MTech report calculated the reliability and availability of the Company’s fuel cell using a methodology called fault-tree analysis. It analyzed the internal configuration of the Company’s system, evaluated all failure points, and the internal redundancies, which then resulted in a reliability estimate.

The University of Illinois study evaluated the entire system that includes the utility, transfer switches and distribution components. The Company’s fuel cell is one such component. In addition, it compared the eBay architecture with traditional non-fuel cell topologies and concluded that the configuration that incorporates the Company’s fuel cells is the most reliable. They used the Markov model analysis for the computation. The Company provided the MTBF and MTTR (mean time between failures and mean time to repair) numbers from the MTech study. Values for the reliability of the utility came from Rocky Mountain Power. The University of Illinois used standardized values from the IEEE book for the reliability of the other system components. It is important to understand that these reports were specific to the eBay project; each installation will have slightly different reliability numbers.

The Company further advises that the final sentence of Tab 20 referenced in the Staff question – “However since the results depend on the model parameter values, future work needs to be carefully explore the sensitivity of performance metrics with respect to parameter values.” should be read as a qualification statement typical in a such a report which essentially states that should any of the inputs/parameters used in the study change, the results may also change.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

Services, page 105

38.	We note your response to comment 24. Please clarify when your contracts require you to upgrade your product and whether you are obligated to provide a more current generation of the product.

The Company advises the Staff that it has no contractual obligation to upgrade any Energy Servers or to provide a more current generation of the Energy Server.

Debt and Convertible Promissory Note Financing, page 126

39.	Please disclose the interest rate and maturity date of each related-party credit arrangement. Also, please ensure that this section includes all disclosure required by Regulation S-K Item 404 for the debt totaling $76.6 million that you mention in the first sentence of this section; include the name of the related party and that party’s relationship to you.

In response to the Staff’s comment, the Company has revised its Debt and Convertible Promissory Note Financing disclosure on page 142 of Draft No. 3 to include names of related parties, the relationship of the party to the Company, the interest rate of loans, and maturity dates for each loan.

Principal and Selling Stockholders, page 128

40.	We may have further comment after you provide the updates mentioned in your response to comment 47.

The Company acknowledges the Staff’s comment, and advises the Staff that the Company will provide an update to its disclosure in a subsequent submission to the Staff and respond to any comments of the Staff in respect thereof subsequent to that time.

Underwriting, page 146

41.	Please expand your response to comment 50 to clarify how transactions involving underwriters contribute to backlog given that your disclosure on pages 150 and F-34 appear to indicate that projects involving underwriters are complete. Also, please provide us your analysis supporting your conclusion that you need not disclose the relationship of your underwriters with your backlog.

The Company has revised its disclosure on page 167 of Draft No. 3 to clarify that some of the underwriters have acted as financing partners in respect of projects that contribute to the Company’s backlog as of June 30, 2016.

42.	We note your reference to the Principal and Selling Stockholders disclosure on page 150. Please clarify what information in that table identifies a relationship to the underwriters.

The Company acknowledges the Staff’s comment, and advises the Staff that the cross-reference to Principal and Selling Stockholders was included in error. The Company has revised its disclosure on page 167 of Draft No. 3 to include the correct cross-reference.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

Financial Statements

Note 2: Significant Accounting Policies

Property, Plant and Equipment, page F-15

43.	In response to comment 53 you set forth, in part, that you do not believe the PPA I decommissioning has a significant impact on the determination of useful lives, as the purpose of the decommissioning was to mitigate higher future maintenance costs that the earlier generations experienced. Please explain to us in greater detail the basis for your conclusion and how you have considered the guidance in ASC 350-30-35-3 (f) for your new and prior generation servers. As part of your response, please provide a schedule of the expected maintenance expenditures of your different generation servers along with the original carrying amount of the underlying servers.

The Company respectfully advises the Staff that it has considered the guidance in ASC 350-30-35-3 in assessing the useful life of its new and earlier generation Energy Servers.

Pursuant to ASC 350-30-35-3 (f), the Company considered the expected maintenance costs for the different generation servers over their estimated useful lives. A schedule of the expected maintenance expenditures of the different generation servers and the original carrying amount of the underlying servers is provided below.

(in millions)	Generation 1	Generation 2	Generation 3
Projected Maintenance Cost	$[**]	$[**]	$[**]
Original Carrying Value	$[**]	$[**]	$[**]

The Company does not believe that the PPA I decommissioning has a significant impact on the determination of useful lives, as the systems installed under PPA I were the Company’s first generation of Energy Servers. These initial installations of the first generation servers provided the Company a significant amount of knowledge and experience in terms of the operation of the systems, their output and efficiency, their performance under different conditions, and an understanding of the key reasons for which frequent maintenance was required. The Company obtained valuable insights into the technological advancements required to be made in the future generations of the systems to reduce the need for frequent maintenance and to thereby improve profitability.

As a result, service costs have decreased significantly from the earlier years to the current period, and the Company expects this trend to continue in the future. The significant savings in service costs over the years were more significant in the earlier years due to the Company’s experience with its first and second generation systems at its customers’ sites. The Company has made several design and technological advancements to the newer generation Energy Servers to improve their serviceability and rectify any service issues based on its experience with the earlier generation Energy Servers, including:

•	Redesigning its Energy Servers with 4, 5, or 6 power modules and with the capability to hold an additional power module to ensure that the overall system is operating at the desired output and efficiency. Therefore, if any single power module is operating at a lower output or efficiency, it can be removed and repaired or replaced without disrupting the rest of the power modules or interrupting the generation of electricity. The replacement of the power modules accounts for a significant portion of the maintenance costs; however it is part of the regular maintenance required for the system to continue operating at the specified efficiency and output levels and is not intended to enhance the system useful life or value of the system.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

•	Improvements to the power electronics and a redesign to its fuel cells (larger surface area and thinner cells) has resulted in a doubling of the power output. Due to the power limitations of its earlier generations, the power modules required costly maintenance and frequent replacements.

•	As its Energy Servers are installed at various customer locations, across different states and varying environments, the Company has made design improvements to its systems based on actual field data. For example, Energy Servers installed in regions of the country experienced lower efficiency rates as a result of a higher ethane content in the natural gas. The Company implemented a fix to the design of the affected component to increase the efficiency to the expected levels.

These design and technological improvements have reduced the frequency and cost of the repairs and replacements as part of the system maintenance; however, they do not significantly change the Energy Server that is initially installed at the customer sites and do not replace the form and functionality of the original system.

Reducing the expected costs of maintenance of the Energy Servers continues to be a significant focus for the Company, and, as shown in the table above, the future costs are not at a level which would cause the Company to believe that further decommissioning is more economical, or that the price of the Energy Servers relative to the maintenance costs would cause customers to purchase a new Energy Server instead of paying the maintenance charges.

With respect to the decommissioning, the purpose was to mitigate higher future maintenance costs that the earlier generations experienced and to sign customers up for longer term contracts, which are now typically 15 years. It should also be noted that a majority of its depreciable energy servers are new generation systems under power purchase contracts that are depreciated to their salvage values over the terms of the power purchase agreements, generally 15 years (approximately 60% of the depreciable fleet). The Company has one fleet of energy servers, located at one customer site that is being depreciated to salvage value over the 21 year period of the agreement.

The Company and its customers mutually agreed to the decommissioning, as the customers would receive a newer generation server and the Company would benefit from lower maintenance costs and a longer term arrangement. The Company considered technological obsolescence along with its entity specific business models (PPA business) which include contracts that last for the duration of the underlying power purchase contracts (from 15 to 21 years) and all contracts are structured using a model that will economically last for the duration of the underlying agreement. As a result, when considering the relatively low level of expected future service costs as indicated above, along with its entity-specific economic business model, the Company does not believe that a change to the estimated useful lives is warranted.

Revenue Recognition, page F-16

44.

In response to comment 55 you set forth that your product has stand-alone value without the maintenance services agreement. Please provide us a further analysis of your maintenance services agreement and whether a customer has the ability to obtain these services elsewhere.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

As part of your response, address your use of proprietary technology as part of your maintenance services (e.g., as referred to on page 105). In addition, explain whether a customer would be able to achieve the expected levels of efficiency and output from your servers, throughout its lifetime, without your services.

The scope of the Company’s maintenance services includes all on-going system operation, maintenance, upgrades - including periodic refresh of power modules - and 24x7 remote monitoring and control of the systems. To date, customers do not have the ability to purchase maintenance from third parties. While the Company has historically entered into maintenance services agreements with its customers directly, it looks to third parties to perform some of these services as the maintenance costs continue to decline and it is becoming more economically feasible for other companies to perform the work. Domestically, the Company regularly engages third-party service organizations, in a subcontractor role to the Company, to provide routine field maintenance. Internationally, the Company has begun creating strategic partnerships for local service and support of customer installations.

The use of proprietary technology as part of the maintenance services relates to the internally-developed software used by the Company to monitor systems in the field. This software can be easily licensed to a third party service provider and was initially designed so that they could potentially maintain the systems themselves. With training from the Company, a service provider who has expertise in basic electrical and mechanical maintenance, including maintaining electrical power plants, can monitor or manage the systems deployed in the field for operation and maintenance.

Further, pursuant to ASC 605-25, the customer has the ability to resell the energy server without the extended warranty. While the maintenance service maximizes the efficiency and output of the system, it is not required for the system to function. Based on the historical performance of energy systems currently deployed at customer sites, systems have operated at the expected levels of efficiency and output for several years without any significant maintenance services. In subsequent years, while the systems are still able to generate electricity, the output and efficiency levels begin to gradually decline and maintenance services may be required to maintain the expected levels of efficiency and output. While the Company’s maintenance services are intended to maximize the power generation efficiency and output, the systems are capable of functioning and generating electricity without the maintenance services. Based on the above considerations, the Company concluded that both, the Energy Servers and the maintenance services, have value to customers on a standalone basis under ASC 605-25-25-5.

45.	We note from your response 51 that the servers only need to be running and meet the performance standards for 24 hours for acceptance. However you have also indicated that customers have 3 to 10 days to dispute acceptance. Please explain to us how your policy complies with ASC 605 and SAB Topic 13.A.3.b.

The Company respectfully advises the Staff that the satisfaction of acceptance criteria within customer contracts can be objectively determined (i.e. when the systems are operating at certain output and efficiency levels for 24 hours). Under direct sales contracts with customers, acceptance is deemed to have occurred when “Acceptance Criteria” have been met. As defined within the applicable customer contracts, the “Acceptance Criteria” are typically met when the Energy Servers have met the specifications under the performance guarantee (i.e. when the systems are operating at certain output and efficiency levels). As part of product installation, all product testing required by the contract is also completed, and a notice of acceptance is provided to the customer upon completion of installation, including performance of the systems at the

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

performance guarantee specifications for 24 hours. The acceptance criteria are generally identical for all direct sales customers, and the satisfaction of these criteria can be generally assured without consideration of conditions specific to the customer.

When acceptance criteria are met, a notice of acceptance is provided to the customer. While contracts with customers include a time period of 3 to 10 days within which acceptance may be disputed by the customer, no such instances have occurred since inception of direct sales operations. Further, any system maintenance or replacement resulting from such notification by the customer is covered by the standard warranty.

Therefore, in accordance with ASC 605 and SAB Topic 13.A.3.b, as the Company objectively demonstrates that the criteria specified in its acceptance provisions are satisfied, revenue is recognized upon providing the customer with its notice of acceptance, provided all other revenue recognition criteria have been met.

46.	Please disclose your accounting for common shares issuable to customers upon the occurrence of installation milestones.

In response to the Staff’s comment, the Company has revised its disclosure on F-19 to include the accounting for common shares issuable to customers upon the occurrence of installation milestones.

Warranty Costs, page F-20

47.	We note your response to comment 52 and your revised disclosure on page F-20. We also note that your warranty covers performance guarantee payments and that you control the operations of the systems through maintenance decisions. Please explain to us how you have evaluated your warranties under ASC 605-25 and SAB Topic 13.A.3.c. As part of your response, explain how you considered whether the obligations under your warranty are a separate deliverable.

In response to the Staff’s comment, the performance guarantee offered by the Company to its customers as part of its standard product and extended warranty is not considered a separate deliverable under ASC 605-25. Under the Company’s standard product and extended warranty, the Company’s Remote Monitoring and Control Center (“RMCC”) provides remote monitoring of the performance of the systems at customer sites and controls the operations of its systems including their efficiency and output level. The performance guarantee payments represent maintenance decisions made by the Company and are an integral part of the standard product warranty and extended maintenance services provided to customers. For example, depending on the output of the specific Energy Server, the arrangement with the customer, and availability of parts, the Company makes routine strategic decisions about the timing of power module replacements. The Company may decide to replace a power module, thereby eliminating the need to make a payment to its customer under the performance guarantee, or it may decide not to replace a power module and instead make a performance guarantee payment to its customer. The existence of the performance guarantee does not result in any additional services or effort by the Company. The substance of the performance guarantee provision is an agreement between the Company and its customers to determine stipulated compensation if the product does not perform according to defined specifications. The performance guarantee is a service related payment and is only a practical measure within the standard product and extended warranty clauses of the

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

customer contracts to address minor deficiencies in product performance, which, if they were to be repaired to bring the system back to the specified efficiency and output, would result in a more costly option for the Company.

As the performance guarantee is an element of the Company’s standard product and extended warranty, it does not represent a separate deliverable or unit of account within the customer contracts as identified under ASC 605-25. The services deliverable is not considered to be inconsequential under SAB Topic 13.A.3.c. The Company accounts for the performance guarantee as part of the standard product warranty and extended maintenance costs accounted for under ASC 450.

Note 9: Accrued Warranty, page F-27

48.	Please disclose your accounting for each of the warranties and guarantees discussed in response 15 under your operations and maintenance service agreements. As part of your disclosure, address whether you record costs beyond the end of a term of an on-going one year agreement and how you address potential loss situations. In addition, explain to us whether any costs should be recorded as incurred given revenue is recognized ratably over the term of the service.

In response to the Staff’s comment, the Company enhanced the disclosures of its accounting for warranties and guarantees under its operations and maintenance service agreements on pages 101 and F-20 of Draft No. 3.

Note 14: PPA I Decommissioning, page F-36

49.	We note your revised disclosure in response to comment 61 and that you recorded the decommissioning charge as a reduction in product revenue on the consolidated statement of operations. We note, however, that you present the reduction against the revenue subtotal and not directly against product revenue. Please explain to us why your statement of operations presentation is appropriate.

In response to the Staff’s comment, the Company adjusted the decommissioning charge to net against product revenue on the consolidated statement of operations.

50.	Please revise your disclosure here, in MD&A (e.g., key operating metrics and total revenue), and elsewhere as relevant, to discuss and quantify any impact from the installation of new generation energy servers that are replacing previously installed energy servers.

In response to the Staff’s comment, the Company revised its disclosure on pages 53, 54 and F-37 to provide the impact from the installation of new generation Energy Servers that are replacing previously installed Energy Servers.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

Note 17: Commitments and Contingencies, page F-42

51.	Please clarify for us the difference between the total future payments under operating leases here, as of year-end, and the corresponding amount on page 77.

In response to the Staff’s comment, the Company has revised the Contractual Obligations or Other Commitments Table by breaking out the “other” from the “Operating leases and other” line item. The Company advises the Staff that the sum of line item “Operating leases” and “Sales-leaseback leases from managed services” equals the December 31, 2015 future minimum lease payments presented in Note 17 on page F-42. The Company further advises the Staff that the “other” that has been broken out represents Managed Services related property tax and licensing obligations. To provide transparency, the Company has renamed the “other” line item to “Other sales-leaseback obligations”.

Exhibits

52.	We note your response to comment 7 regarding exhibit 10.6. However, it remains unclear whether this exhibit is complete. For example, we note the last reference to “Appendix C” in this exhibit. Please advise.

In response to the Staff’s comment, the Company has reviewed its records and has consulted with NASA regarding their records of appendices to the lease filed as Exhibit 10.6. Neither the Company nor NASA have been able to locate Appendix C, which contains a laboratory bulk sampling report related to an environmental assessment prepared on one of the buildings covered by the lease. The Company and NASA have also been unable to locate Appendix K to Closure Plan No. 5, filed as an exhibit to the lease, which relates to certain county-level storage permit applications. The Company does not believe that the contents of such exhibits would be material for investors, because they appear to concern diligence and approval matters related to making use of the property covered by the lease, which seem to be matters that would have only been relevant at the time the Company originally entered into the lease and less relevant presently given the passage of time. Further, the contents of such exhibits are limited in subject matter and geographic scope, and are thus not likely to be of material interest to investors.

53.	Please expand the second paragraph of your response to comment 29 to provide us your quantitative analysis supporting materiality as well as the significance of covenants or other obligations created by the agreements. Also, clarify your conclusions regarding the materiality of the supplier agreements mentioned in the third paragraph of your response given that they create the risks described in the last risk factor beginning on page 19.

As discussed in response to the Staff’s comment 14 above, the Company has filed the credit agreements related to the PPA IIIa and PPA IIIb projects as exhibits to Draft No. 3.

The Company has entered into long-term supply agreements with certain suppliers. While some of these supply agreements provide for fixed or inflation-adjusted pricing and substantial prepayment obligations, there are no fixed minimum purchase commitments. As to any sole source supply agreements, the Company is currently in negotiations to ensure it is dual sourced as to any key component in it Energy Servers and expects to be dual-sourced by January 30, 2017 and therefore does not believe that it will be dependent on sole sources of supply in the future. When the dual source arrangements are finalized, the Company intends to revise the risk factor to remove the single source references.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION

United States Securities and Exchange Commission

Division of Corporation Finance

November 2, 2016

Exhibit 10.13

54.	Please file the agreements mentioned in this exhibit, including the “Contribution Agreement” dated March 16, 2012, or advise.

In response to the Staff’s comment, the Company has included as an exhibit to Draft No. 3 a copy of the Administrative Services Agreement and a copy of the Contribution Agreement referenced in Exhibit 10.13.

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7631 or, in my absence, Brendan Franich at (650) 335-7105.

Sincerely,

FENWICK & WEST LLP

/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc (via e-mail):	Shawn Soderberg, Esq.
Brendan Franich, Esq.
Alan F. Denenberg, Esq.
Emily Roberts, Esq.

CONFIDENTIAL TREATMENT REQUESTED BY

BLOOM ENERGY CORPORATION